
September 17, 2014

Via E-mail
Mr. Scott D. Schweinfurth
Executive Vice President and Chief Financial Officer
Scientific Games Corporation
750 Lexington Avenue
New York, NY 10022

> **Re: Scientific Games Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 000-13063**

Dear Mr. Schweinfurth:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note (1) Description of the Business and Summary of Significant Accounting Policies

Revenue Recognition, page 83

1.   We note certain changes in your gaming revenue recognition policy disclosures as compared to those included in your Form 10-K for the fiscal year ended December 31, 2012. For example, this year's disclosures do not include discussion of revenue being recognized under the percentage of completion method for the sale of pari-mutuel wagering systems that include the customization of software. Please reconcile for us

your current policy disclosures to those included in the prior year Form 10-K, highlighting new policies, policies that have changed, and policies that are no longer applicable.

Minimum Guarantees, page 88

2.   We note your disclosure that you enter into long-term license agreements in which you are obligated to pay minimum royalty amounts that are accounted for in accordance with ASC 460. Please tell us how you initially measure the liability and what consideration was given to providing the disclosures outlined in ASC 460-10-50-4. In addition, explain to us how the cash flows and changes in the obligation and related asset are reported in your Consolidated Statements of Cash Flows.

Note (3) Acquisitions and Dispositions

Acquisitions, page 96

3.   On page 97 you disclose the average remaining useful life of 2 to 15 years for the customer relationships intangible asset related to the WMS acquisition. Please tell us what consideration was given to disclosing the weighted average useful life for each major class of intangible assets acquired. Refer to ASC 350-30-50-1.

Note (6) Accounts Receivable, Notes Receivable . . . , page 103

4.   We note your disclosure regarding extended finance terms for notes receivable. Please tell us what consideration was given to providing disclosure regarding credit quality information required by ASC 310-10-50-27 through 50-30.

Note (22) Litigation, page 134

5.   We note your disclosure on page 135 regarding the WMS merger litigation that the company believes the claims in the Illinois and Delaware actions are without merit. Your introductory disclosure regarding litigation on page 134 quantifies the accrued aggregate liability for pending legal matters, but does not address reasonably possible losses in excess of amounts accrued. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Such disclosure may be provided in the aggregate. Please tell us how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief